NO ACT

PE
10-1-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09012736

November 10, 2009

Received SEC
NOV 10 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-10-2009

Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

Dear Mr. Heard:

This is in response to your letter dated October 1, 2009 concerning the shareholder proposal submitted to Tyson by CHRISTUS Health. We also have received a letter on the proponent's behalf dated October 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

November 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyson Foods, Inc.
Incoming letter dated October 1, 2009

The proposal requests that the company issue a report describing how the company will reduce the environmental impacts of certain company-owned and contract animal farms.

We are unable to concur in your view as to the application of rule 14a-8(i)(11). It appears to us that CHRISTUS Health has indicated its intention to co-sponsor the proposal submitted by the General Board of Pension and Health Benefits of The United Methodist Church. Of course, as provided by rule 14a-8(l)(1), Tyson need not identify the proponents in its proxy materials.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

October 16, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Heather Maples
Office of the Chief Counsel
Division of Corporation Finance

Via email at shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Tyson Foods, Inc.

Dear Sir/Madam:

I have been asked by CHRISTUS Health and Emerald Assurance Cayman, Ltd (hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Tyson Foods, Inc. (hereinafter referred to either as "Tyson" or the "Company"), and who have jointly submitted, together with the General Board of Pension and Health Benefits of the United Methodist Church (hereinafter referred to as "GBPHB") and a fourth religious institution, a shareholder proposal to Tyson, to respond to the letter dated October 1, 2009, sent to the Securities & Exchange Commission by the Company, in which Tyson contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Tyson's year 2010 proxy statement and that the Proponents cannot be excluded as sponsors thereof.

The Proponents' shareholder proposal requests that Tyson report on "how the company will reduce the environmental impacts of both company-owned farms and contract animal farms that comprise Tyson's animal supply".

RULE 14a-8(i)(11)

The Proponents' shareholder proposal is co-sponsored by four institutions.

The purpose of Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals". Release 34-12,598 (July 7, 1976). However, the purpose of that Rule is not to eliminate the co-sponsorship of a single proposal by multiple shareholders.

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they intended to be co-sponsors of the proposal submitted by the GBPHB and not to be independent sponsors of separate proposals.

As noted in the Company's own no-action request letters, each of the Proponents explicitly state its "intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits". It is difficult to imagine how the Proponents could have made their intentions clearer.

Only one proposal, co-sponsored by several institutions, has been submitted to the Company. This is evident and only from the phrase just quoted but also from other parts of the letters that the Proponents sent to the Company submitting the proposal. Thus, the GBPHB letter submitting the proposal states that the contact person for discussion of the proposal is "Anita Green, our Manager of Socially Responsible Investing" and provides contact information. In a like manner, the Proponent's letter submitting the proposal states: "Please note that the contact person for this resolution/proposal is Anita Green, Manager of Socially Responsible Investing – General Board of Pensions & Health Benefits – anita_green@gbophb.org." Furthermore, Anita Green is listed as one of the "ccs" to receive a copy of each Proponent's letter to the Company.

It is therefore factually apparent that only one shareholder proposal has been submitted to Tyson, which shareholder proposal is co-sponsored by several separate institutions, including each of the Proponents and GBPHB. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all co-sponsors of the proposal. In this connection, it should be noted that the Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

A virtually identical fact situation was considered by the Staff in connection with the denial of a no-action request in *ConocoPhillips* (February 22, 2006). In that letter, the Staff stated:

> We are unable to concur in your view that ConocoPhillips may exclude the proposals under rule 14a-8(i)(11). It appears to us that the School Sisters of Notre Dame, the Church Pension Fund and Bon Secours Health System, Inc., have indicated their intention to co-sponsor the proposal submitted by the Domestic Foreign Missionary Society of the Episcopal Church.

In a like manner, the Proponents have indicated their intention to co-sponsor the proposal submitted by GBPHB.

In another situation factually virtually identical to the instant one, the Staff in *Caterpillar, Inc* (March 26, 2008) reached the identical result that it had in the *ConocoPhillip* letter.

In contrast, the proposals at issue in the letter cited by the Company (*Proctor & Gamble Co.* (July 21, 2009)) were clearly separate proposals. They did not purport to be co-sponsored and were very differently worded. All they had in common was that both addressed the same issue. The letter is therefore clearly inapposite.

In conclusion, it is factually clear that the Proponents and another institution have jointly co-sponsored with GBPHB a single shareholder proposal (and not separately submitted four separate proposals) and that such co-sponsorship is contemplated by Rule 14a-8.

Indeed, the matter is so clear that we are unsure why Tyson decided to waste the Staff's time and the Company's (shareholder's) money in making its no-action request.

For the foregoing reasons, the Company has failed to carry its burden of proving that the exclusion of Rule 14a-8(i)(11) applies to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 (available at that number beginning October 23) with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number (beginning

October 23). Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Daniel L. Heard, Esq.
Joseph J. Gonzalez
Anita Green
Leslie Lowe
Laura Berry

KUTAK ROCK LLP

SUITE 2000
124 WEST CAPITOL AVENUE
LITTLE ROCK, ARKANSAS 72201-3706

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www.kutakrock.com

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ATLANTA
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DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

October 1, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of CHRISTUS Health

Ladies and Gentlemen:

This letter is submitted on behalf of Tyson Foods, Inc., a Delaware corporation ("Tyson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of Tyson's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") a shareholder proposal (the "CHRISTUS Proposal") from CHRISTUS Health ("CHRISTUS"). Tyson requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if Tyson excludes the CHRISTUS Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to CHRISTUS as notification of Tyson's intention to omit the CHRISTUS Proposal from its 2010 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Tyson intends to file its 2010 Proxy Materials on or about December 22, 2009.

The Proposal

Tyson received the CHRISTUS Proposal on September 1, 2009. A full copy of the CHRISTUS Proposal is attached as Exhibit A. The CHRISTUS Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Basis for Exclusion

Tyson believes that the CHRISTUS Proposal may be properly omitted from the 2010 Proxy Materials pursuant to Rule 14a-8 for the reason set forth below:

The CHRISTUS Proposal may be excluded under Rule 14a-8(i)(11) because it is identical to another proposal previously submitted to Tyson that will be included in the 2010 Proxy Materials, unless it is otherwise excludable pursuant to Rule 14a-8.

A. Background

On August 31, 2009, Tyson received a shareholder proposal from the General Board of Pension and Health Benefits of The United Methodist Church ("GBPHB") for inclusion in the 2010 Proxy Materials (the "GBPHB Proposal"). A full copy of the GBPHB Proposal is attached as Exhibit B. On September 1, 2009, in addition to the CHRISTUS Proposal, Tyson received a shareholder proposal from Emerald Assurance Cayman, Ltd. (the "Emerald Proposal"). A full copy of the Emerald Proposal is attached as Exhibit C. Subsequently, on September 3, 2009, Tyson received a shareholder proposal from St. Scholastica Monastery (the "St. Scholastica Proposal"). A full copy of the St. Scholastica Proposal is attached as Exhibit D. The GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal and the St. Scholastica Proposal are identical, and the cover letters that accompanied the Emerald Proposal, the CHRISTUS Proposal and the St. Scholastica Proposal each make reference to their respective proponent's intention to "co-file" its shareholder proposal with GBPHB.

The GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal, and the St. Scholastica Proposal were all procedurally deficient. The GBPHB Proposal was deficient because the written statement from the record holder of the Tyson shares held by GBPHB did not show its ownership of Tyson shares as of the date of the GBPHB Proposal as required pursuant to Rule 14a-8(b)(2) of the Exchange Act. *See Staff Bulletin No. 14* (July 13, 2001). GBPHB's written confirmation from BNY Mellon Asset Servicing showed GBPHB's ownership as of August 27, 2009, but the GBPHB Proposal was dated as of August 29, 2009 and was received by Tyson on August 31, 2009. The Emerald Proposal and the CHRISTUS Proposal were deficient because they did not include with their proposals a statement from the record holder of the Tyson shares verifying that they held the requisite number of shares for at least one year, as required by Rule 14a-8(b)(2). Emerald Assurance Cayman, Ltd. and CHRISTUS each provided their written confirmations separately and after Tyson had received their respective shareholder proposals.

Finally, the St. Scholastica Proposal was deficient because it failed to provide proof of stock ownership in accordance with Rule 14a-8(b)(2) and was untimely submitted.

On September 8, 2009, Tyson provided written notices of deficiency to GBPHB, Emerald Assurance Cayman, Ltd., and CHRISTUS. Full copies of the written notices of deficiency provided to GBPHB, Emerald Assurance Cayman, Ltd. and CHRISTUS are attached as Exhibit E, Exhibit F, and Exhibit G, respectively. Pursuant to *Staff Bulletin No. 14* and Rule 14a-8(f)(1), Tyson did not provide St. Scholastica Monastery with a written notice of deficiency generally required under Rule 14a-8(f)(1) because failure to submit a proposal by a company's properly determined deadline is an incurable deficiency.

GBPHB responded to Tyson by properly resubmitting its proposal with a confirmation statement that complied with Rule 14a-8(b)(2) on September 14, 2009. A full copy of GBPHB's response is attached as Exhibit H.

Subsequently, Emerald Assurance Cayman, Ltd. and CHRISTUS responded to Tyson by properly resubmitting their proposals with confirmation statements that complied with Rule 14a-8(b)(2) on September 24, 2009. Full copies of Emerald Assurance Cayman, Ltd.'s and CHRISTUS's responses are attached as Exhibit I and Exhibit J, respectively.

On October 1, 2009, Tyson submitted no-action letter requests to the Staff on the basis that Tyson is entitled to exclude the St. Scholastica Proposal and the Emerald Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(11). Tyson expects the Staff to concur with Tyson's view that the CHRISTUS Proposal may also be excluded from the 2010 Proxy Materials because it is substantially duplicative of the GBPHB Proposal. Tyson plans to include the GBPHB Proposal in its 2010 Proxy Materials. If Tyson includes the GBPHB Proposal in its 2010 Proxy Materials, Tyson intends to exclude the CHRISTUS Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11).

B. Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose underlying the exclusion found in Rule 14a-8(i)(11) is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976) (discussing the predecessor of Rule 14a-8(i)(11)). The standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." When a company receives two or more substantially duplicative proposals that are not otherwise excludable pursuant to Rule 14a-8, the Staff has indicated that the company must include in its proxy materials the proposal it received first and exclude the other. *See Proctor & Gamble Co.*, SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

C. The CHRISTUS Proposal is identical to the GBPHB Proposal and may be properly excluded under Rule 14a-8(i)(11).

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Tyson believes that the CHRISTUS Proposal may be excluded as substantially duplicative of the GBPHB Proposal.

The CHRISTUS Proposal's resolution reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

This compares with the resolution in the GBPHB Proposal which reads as follows:

> **Resolved:** Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

As shown above, not only do the two proposals' resolutions present the same principal thrust or focus, they are absolutely identical. In fact, the proposals' resolutions as well as their supporting statements are identical. Furthermore, the St. Scholastica Proposal and the Emerald Proposal are equally identical in all respects to the GBPHB Proposal and the CHRISTUS Proposal. A cover letter that accompanied the CHRISTUS Proposal even stated its "intention to co-file this shareholder proposal with" GBPHB, effectively admitting that the CHRISTUS Proposal and the GBPHB Proposal are the same. CHRISTUS, St. Scholastica Monastery, Emerald Assurance Cayman, Ltd., and GBPHB also appoint the same person as the contact person for their respective shareholder proposals.

Including multiple proposals addressing the same issue in identical terms in the same proxy statement may confuse shareholders and ultimately leave the company to manage identical proposals, one of which passed while the other did not. If both proposals are included in Tyson's 2010 Proxy Materials and presented to shareholders for a vote, there is a great risk that shareholders would be unsure of what exactly they were voting on, what their vote would mean, and why there are two identical proposals. Could a shareholder vote for one proposal and not the other? Could a shareholder vote for both?

In this case, Tyson received the GBPHB Proposal on August 31, 2009, the Emerald Proposal and the CHRISTUS Proposal on September 1, 2009, and the St. Scholastica Proposal on September 3, 2009, and all were procedurally deficient. The GBPHB Proposal's deficiency was cured on September 14, 2009, making it the first of four identical proposals to be brought into compliance with all relevant provisions of Rule 14a-8. Consequently, if the GBPHB Proposal, the Emerald Proposal, the CHRISTUS Proposal, and the St. Scholastica Proposal are not otherwise excludable under Rule 14a-8 of the Exchange Act, Tyson will be required to include the GBPHB Proposal instead of the others. *See Proctor & Gamble Co.,* SEC No-Action Letter (July 21, 2009) (the excluded proposal was received by Proctor & Gamble, Co. one day after the proposal that was to be included in its proxy materials was received).

In conclusion, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and for the reasons referenced above, Tyson believes that the CHRISTUS Proposal may be excluded as substantially duplicative of the GBPHB Proposal.

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Tyson excludes the CHRISTUS Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide you with any additional information and answer any question that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (501) 975-3133 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Ms. Anita Green
General Board of Pension and Health Benefits
of the United Methodist Church
anita_green@gbophb.org

Mr. Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Enclosures

EXHIBIT A

OUR MISSION To Extend the Healing Ministry of Jesus Christ

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of CHRISTUS Health in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company - owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,700 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits - anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: Julie Wokaty - ICCR staff - jwokaty@iccr.org
SRIC - info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits - anita_green@gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

EXHIBIT B

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

August 29, 2009

R. Read Hudson
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

RE: Shareholder Proposal

Dear Mr. Hudson:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 44,958 shares of Tyson Foods stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Tyson Foods totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Tyson Foods stock through the date of the 2010 Annual Meeting.

We are hopeful that a meeting to discuss sustainability issues, as requested in my letter addressed to Kevin J. Igli on July 20, 2009, may yet take place. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

BNY MELLON
ASSET SERVICING

August 27, 2009

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Vidette Bullock Mixon

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Tyson Foods common stock, since July 31, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
BNY Mellon

EXHIBIT C

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health.

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of Emerald Assurance Cayman, Ltd. in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company -- owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,100 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits -- anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty – ICCR staff – jwokaty@iccr.org*
SRIC – info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

EXHIBIT D

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of ST. SCHOLASTICA MONASTERY in support the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 4,600 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Sr. Maria DeAngeli

SR. MARIA DEANGELI, PRESIDENT

Enclosure: 2010 Shareholder Resolution

Fax 479-782-4352 • E-mail: monastery@scholasticafortsmith.org • Website: www.scholasticafortsmith.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

EXHIBIT E

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Ms. Vidette Bullock Mixon
Director, Corporate Relations
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201-4118

Dear Ms. Mixon:

We recently received a shareholder proposal dated as of August 29, 2009 and submitted by you on behalf of the General Board of Pension and Health Benefits of the United Methodist Church (the "GBPHB"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, a proponent of a shareholder proposal that does not own its shares of record must provide a written statement from the record holder verifying that, ***at the time of submission of the proposal***, the proponent continuously owned the requisite number of shares. Although we received a written statement from the Bank of New York Mellon Asset Servicing ("BNY Mellon") confirming the GBPHB's ownership of Tyson common stock, the letter from BNY Mellon was dated August 27, 2009, which was two days prior to the submission of the GBPHB's proposal. Consequently, your submission does not satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal and a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

Cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits - via: anita_green@gbophb.org
R. Read Hudson, Vice President, Associate General Counsel and Secretary

4822-4065-8180.2

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:14 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: General Board of Pension and Health Benefits of the United Methodist Church
Attachments: General Board of Pension & Health Benefits.pdf

Ms. Green:
Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Ms. Vidette Bullock Mixon at General Board of Pension and Health Benefits of the United Methodist Church.
Thank you
Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

EXHIBIT F

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Mr. Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Dear Mr. Gonzalez:

We recently received a shareholder proposal dated as of August 31, 2009 and submitted by you on behalf of the Emerald Assurance Cayman, Ltd. ("Emerald"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, in order for the proponent of a shareholder proposal that does not own its shares of record to be eligible to submit such proposal, the proponent must deliver with its proposal proof from the record holder that the shareholder has continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. However, at the time you submitted Emerald's shareholder proposal, you did not provide any proof of eligibility. This results in a failure to satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal, including a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits – via: anita_green@gbophb.org
R. Read Hudson, Vice President, Associate General Counsel and Secretary

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:11 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: Emerald Assurance Cayman Ltd.
Attachments: Emerald Assurance.pdf

Ms. Green:
Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Mr. Joseph Gonzalez at CHRISTUS HEALTH on behalf of Emerald Assurance Cayman Ltd.
Thank you
Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

EXHIBIT G

Tyson Foods, Inc.

September 8, 2009

Via Federal Express

Mr. Joseph J. Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health
2707 North Loop West
Houston, TX 77008

Dear Mr. Gonzalez:

We recently received a shareholder proposal dated as of August 31, 2009 and submitted by you on behalf of the CHRISTUS Health ("CHRISTUS"), which you requested be included in Tyson Foods, Inc.'s ("Tyson") proxy statement for its 2010 annual shareholders' meeting.

Under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, in order for the proponent of a shareholder proposal that does not own its shares of record to be eligible to submit such proposal, the proponent must deliver with its proposal proof from the record holder that the shareholder has continuously owned the securities for a period of one year as of the time the shareholder submits the proposal. However, at the time you submitted CHRISTUS's shareholder proposal, you did not provide any proof of eligibility. This results in a failure to satisfy the requirements of Rule 14a-8(b)(2).

Please resubmit your shareholder proposal, including a ownership confirmation statement from the record holder that satisfies the requirements of Rule 14a-8. Note that the written confirmation must establish your ownership as of the date of the shareholder proposal. Pursuant to Rule 14a-8(f), your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of your receipt of this letter. Failure to meet this deadline may result in your proposal being excluded from Tyson's 2010 proxy statement. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

If you adequately correct the problem within the required time frame, Tyson will then address the substance of your proposal.

Sincerely,

Brett Worlow
Corporate Counsel

Attachment

cc: Anita Green, Mgr. Socially Responsible Investing, General Board of Pension & Health Benefits- via: anita_green@gbophb.org

R. Read Hudson, Vice President, Associate General Counsel and Secretary

Kesner, Janet

From: Kesner, Janet
Sent: Tuesday, September 08, 2009 4:09 PM
To: 'anita_green@gbophb.org'
Cc: Worlow, Brett; Hudson, Read
Subject: CHRISTUS HEALTH
Attachments: CHRISTUS HEALTH.pdf

Ms. Green:
Pursuant to a request from Mr. Worlow, please see the attached letter sent out today to Mr. Joseph Gonzalez at CHRISTUS HEALTH.
Thank you
Janet Kesner

Janet Kesner, Paralegal
Tyson Foods, Inc.
Legal Department
2200 Don Tyson Parkway
Springdale, AR 72762
Phone (479) 290-4770
Fax: (479)290-7967
E-mail: janet.kesner@tyson.com

EXHIBIT H

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

August 29, 2009

R. Read Hudson
Associate General Counsel & Secretary
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, AR 72762-6999

RE: Shareholder Proposal

Dear Mr. Hudson:

The General Board of Pension and Health Benefits of The United Methodist Church (General Board), beneficial owner of 44,958 shares of Tyson Foods stock, is filing the enclosed shareholder proposal for consideration and action at your 2010 Annual Meeting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has held shares of Tyson Foods totaling at least $2,000 in market value continuously for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Tyson Foods stock through the date of the 2010 Annual Meeting.

We are hopeful that a meeting to discuss sustainability issues, as requested in my letter addressed to Kevin J. Igli on July 20, 2009, may yet take place. Please feel free to call Anita Green, our Manager of Socially Responsible Investing, with suggested dates or any questions or comments. She is available at 847-866-5287, or by e-mail at anita_green@gbophb.org.

I look forward to hearing from you.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve

1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

BNY MELLON | ASSET SERVICING

One Mellon Center Pittsburgh, Pa 15258

BNY MELLON
ASSET SERVICING

August 29, 2009

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Vidette Bullock Mixon

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has continuously owned shares of Tyson Foods common stock, since July 31, 2008 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
BNY Mellon

EXHIBIT I

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of Emerald Assurance Cayman, Ltd. in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,100 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, – General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty – ICCR staff – jwokaty@iccr.org*
SRIC – info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits -- anita_green@gbophb.org

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500.* Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

ATTN · Rajan Vijayaraj
281-936-7821

Memo

BNY MELLON
ASSET SERVICING

August 31, 2009

Christopher Tamanini
Accounting & Reporting Specialist

R. Read Hudson
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for Emerald Assurance Cayman, Ltd. account, hereby verifies that Emerald Assurance Cayman, Ltd. account was a continuous owner of Tyson Foods Inc. common stock with market value of at least $2000.00 for the period September 1, 2008 through August 31, 2009.

Christopher Tamanini
Accounting & Reporting Specialist
BNY Mellon Asset Servicing

EXHIBIT J

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

August 31, 2009

R. Read Hudson,
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Mr. Hudson:

I am writing you on behalf of CHRISTUS Health in support of the stockholder resolution on Expanding Sustainability Reporting. In brief, the proposal requests that Tyson Foods expand its sustainability report to include measurements, goals and metrics for company – owned and contract animal farms.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with General Board of Pensions and Health Benefits for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,700 shares of Tyson Foods, Inc. stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Anita Green, Manager of Socially Responsible Investing, -- General Board of Pension & Health Benefits – anita_green@gbophb.org

Respectfully yours,

Joseph J. Gonzalez
Manager, Community Health and Investment Programs

Enclosure: 2010 Shareholder Resolution

Cc: *Julie Wokaty - ICCR staff – jwokaty@iccr.org*
SRIC – info@sric-south.org
Anita Green -- General Board of Pension & Health Benefits - anita_green@gbophb.org

2707 North Loop West | Houston | TX 77008
Tel 781 936 3000

Environmental Sustainability/Concentrated Animal Feeding Operation
2010 – Tyson Foods, Inc.

Resolved: Shareholders request that Tyson Foods (Tyson) issue a report, at reasonable cost and omitting proprietary information, describing how the company will reduce the environmental impacts of both company-owned farms, and contract animal farms that comprise Tyson's animal supply. The report should include specific goals and time lines and be made available to shareholders by October 31, 2010.

Supporting Statement: Our company is the world's largest processor and marketer of chicken, beef, and pork, and the second-largest food production company in the *Fortune 500*. Tyson relies heavily on contract farms to provide its supply of animals, for example, the company sources chickens from 87 company-owned farms and approximately 6,700 contract farms. While Tyson currently produces a Sustainability Report that addresses several environmental issues (i.e. freight shipping, packaging, solid waste) related to its feed mills and animal processing facilities, the report does not include goals or metrics for company-owned or contract animal farms.

Concentrated Animal Feeding Operations (CAFOs) are known to emit pollutants such as ammonia, arsenic, hydrogen sulfides, and airborne pathogens. Our company's management noted in the 2008 Form 10-K, "...contract growers care for and raise the chicks according to our standards, with advice from our technical service personnel..." and, "We also enter into various risk-sharing and procurement arrangements with [beef] producers..." Given Tyson's high level of control over its supply of animals throughout their life cycle, concerns arise about the environmental liabilities resulting from our company's contract and company-owned farms.

In a 2003 ruling that may have national implications, a federal court ruled that Tyson Foods shared responsibility for pollution stemming from CAFOs owned by contract farmers in Kentucky.

Efforts to mitigate the environmental impact of CAFOs have been considered by many state and local governments, ranging from proposals to ban new CAFOs (Michigan, Idaho, Tennessee) to testing emissions for levels of ammonia, hydrogen sulfide, nitrogen and phosphorus (Minnesota, Maryland).

We commend Tyson for the environmental programs implemented at its processing plants, which address energy use, solid waste and air emissions. However, in light of growing pressure to hold meat processors responsible and accountable for the environmental performance of their contract farms, we are concerned about the long-term sustainability of the company's business model and we want to ensure that the company is addressing an issue that could adversely affect shareholder value. We also believe that sustainability reports should be comprehensive and reflect all of the company's business operations. Tyson's management must have complete and reliable information in order to make sound business decisions that will preserve shareholder value.

Expanding environmental reporting to include contract and company-owned CAFOs will provide investors and management with a better understanding of Tyson's potential environmental liabilities and opportunities associated with the company's integrated business model.

Attn: Raquel Villarreal
281-936-7821

Memo

BNY MELLON
ASSET SERVICING

August 31, 2009

Christopher Tamanini
Accounting & Reporting Specialist

R. Read Hudson
Tyson Foods, Inc.
2210 W. Oaklawn Drive
Springdale, AR 72761-6999

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for CHRISTUS Health account, hereby verifies that CHRISTUS Health account was a continuous owner of Tyson Foods Inc. common stock with market value of at least $2000.00 for the period September 1, 2008 through August 31, 2009.

Christopher Tamanini
Accounting & Reporting Specialist
BNY Mellon Asset Servicing